UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number 001- 42955

Titan Mining Corporation

(Translation of registrant’s name into English)

Suite 555, 999 Canada Place

Vancouver, British Columbia, Canada V6C 3E1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ☐       Form 40-F ☒

The following documents are being submitted herewith:

Exhibit	Description
99.1	News Release dated November 21, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Titan Mining Corporation
(Registrant)

Date: November 21, 2025	By:	/s/ Purni Parikh
	Name:	Purni Parikh
	Title:	SVP Corporate Affairs and Corporate Secretary

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